Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

July 15, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds Tiffany Posil Pamela Howell Joanna Lam Tia Jenkins

Re:	CareDx, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed July 7, 2014 File No. 333-196494

Ladies and Gentlemen:

On behalf of our client, CareDx, Inc. (“CareDx” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 14, 2014 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-l (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

For the Staff’s reference, we are providing to the Staff by hand delivery copies of this letter as well as both a clean copy of Amendment No. 3 and a copy marked to show all changes from the Registration Statement filed on July 7, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on July 7, 2014), all page references herein correspond to the page of Amendment No. 3.

U.S. Securities and Exchange Commission

July 15, 2014

Fee Table

1.	We note that the maximum offering amount was calculated using the midpoint of the offering price range. Please revise the calculation based upon the maximum offering price on the prospectus cover page of $17.

In response to the Staff’s comment, the Company has revised the maximum offering amount calculation to reflect the maximum offering price on the prospectus cover and updated the registration fee accordingly.

Principal Stockholders, page 141

2.	We note that the amount of common stock outstanding before the offering does not include the conversion of the promissory note. However, this amount is included in the amount outstanding after the offering. Please revise or advise as to why this amount is not included in the amount of common stock outstanding before the offering.

The Company supplementally advises the Staff that the promissory note does not convert into common stock until immediately after completion of the offering. Accordingly, the Company did not include the shares issuable upon conversion of such note in the common stock outstanding before the offering. Disclosure on page 141 of the Registration Statement clarifies for investors that the shares issuable upon conversion of the promissory note are included in the shares outstanding following the offering but are not included in the shares outstanding prior to the offering. In response to the Staff’s comment, the Company has included additional disclosure in the footnotes to the principal stockholders table reiterating that the calculation of percentage ownership prior to the offering does not include common stock issuable upon conversion of the promissory note. The Company supplementally advises the Staff that including the shares issuable upon conversion of the subordinated convertible note in the shares outstanding prior to the offering would not have a material impact on the beneficial ownership percentages reported, as such percentages would change by less than 1.0%.

Exhibits

3.	Please file the executed and complete legal opinion required by Item 601(b)(5) of Regulation S-K as an exhibit to your registration statement.

In response to the Staff’s comment, the Company has filed a complete and executed copy of Exhibit 5.1.

4.	We note that Exhibit 1.1 is missing exhibits, schedules and/or attachments. Please file the exhibit in its entirety.

U.S. Securities and Exchange Commission

July 15, 2014

In response to the Staff’s comment, the Company has revised and refiled Exhibit 1.1 in its entirety.

*  *  *   *

The Company supplementally advises the Staff, in response to an oral comment received on July 14, 2014, that it completed a one for 6.85 reverse split of its outstanding common and preferred stock on July 14, 2014. The Company has revised the disclosure on page 13 and elsewhere in the Registration Statement to reflect the reverse stock-split.

Please direct any questions regarding the Company’s responses or Amendment No. 3 to me at (650) 493-9300 or akharal@wsgr.com.

Sincerely,

/s/ Asaf H. Kharal

cc:

Peter Maag, CareDx, Inc.

Michael J. Danaher, Wilson Sonsini Goodrich & Rosati, P.C.

Glenn R. Pollner, Gibson Dunn & Crutcher LLP